Exhibit 10.8

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the “Agreement”), dated as of the 15th day of November 2006, by and between NCO GROUP, INC., a Pennsylvania corporation (the “Company”), and MICHAEL BARRIST, an individual (the “Executive”).

In consideration of their mutual promises and covenants set forth herein, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Employment. The Company hereby employs the Executive and the Executive accepts such employment on the terms and conditions hereinafter set forth.

2. Term. The term of this Agreement shall be for a period of five (5) years, commencing on the Closing Date of the Agreement and Plan of Merger among Collect Holdings, Inc., Collect Acquisition Corp., and the Company (the “Effective Date”), subject to any early termination provisions set forth in the Agreement (the “Initial Term”). Following the Initial Term and provided that the Executive has remained continuously employed by the Company through the Initial Term, the Executive’s employment with the Company will continue to be governed by the terms of this Agreement until such time as it is terminated pursuant to the terms hereof (the Initial Term and any subsequent period of employment pursuant to this Agreement are herein collectively referred to as the “Term”).

3. Duties. The Executive is engaged hereunder as the Company’s President and Chief Executive Officer. During the Term the Executive shall devote his full business time to the operations of the Company and shall perform duties customarily incident to such offices and all other duties the Board of Directors of the Company (the “Board”) may from time to time assign to him.

4. Compensation; Benefits; and Expenses.

(a)	Compensation. In addition to the items set forth below, the Executive’s compensation for the services to be provided by him pursuant to this Agreement is set forth on the attached Exhibit A.

(b)	Benefits.

(i)	The Executive shall be entitled to participate in all insurance and other benefit programs of the Company to the extent and on the same terms and conditions as are accorded to other executive employees of the Company and shall be provided supplemental medical benefits commensurate with those currently provided to the Company’s Executive and Senior Officers, as such may be altered from time to time.

(ii)	The Executive shall receive a car allowance of $2,500 per month or the use of a Company owned car valued at $2,500 per month in accordance with the Company’s standard practice for the administration of Company owned automobiles.

(iii)	The Executive shall be entitled to 150 hours per year of use of the Company’s fractional ownership in a Bombardier Flexjet Challenger 300 or equivalent aircraft. The hours may be used for business and/or personal use, as determined by the Executive in his sole discretion. The Executive shall be responsible for any taxes to the Executive resulting from the value realized by the Executive from personal use only, which value for personal use shall be determined using the Standard Industry Fare Level method.

(iv)	Vacation. The Executive shall be entitled to vacation on the same terms and conditions as currently provided but in no event less than six (6) weeks.

(v)	Death Benefit Only Plan. Without limiting the generality of Section 4(b)(i), during the Term, the Company shall continue to sponsor and provide coverage to the Executive under the Death Benefit Only Plan pursuant to the same terms and in the same amount as provided by the Company on the Effective Date.

(c)	Business Expenses. The Company will pay, or reimburse the Executive for, (i) all ordinary and reasonable out-of-pocket business expenses incurred by the Executive in connection with his performance of services hereunder during the employment term hereunder, and (ii) all professional education classes, seminar and professional license fees which are approved by the Company, during the Term. The Employee shall follow the Company’s expense authorization and approval procedures then in effect including presentation to the Company of an itemized account and written proof of such expenses.

(d)	Tax Reimbursement Provisions.

(i)	If, as the result of any of the compensation payments due hereunder, or pursuant to any other agreement between the Company and the Executive, the Executive is required to pay an additional tax pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), (the “Additional Tax”), the Company shall pay the Executive an amount (the “409A Gross-Up Payment”) sufficient such that the net after tax amount of such 409A Gross-Up Payment after payment of all Federal, state and local taxes and any other additional taxes due on such 409A Gross-Up Payment is equal to the full amount of the original Additional Tax imposed under Section 409A.

(ii)	In the event that the Executive becomes entitled to a payment or benefit as a result of the transactions contemplated by the Merger Agreement, and/or under any subsequent Company transaction, pursuant to any agreement or arrangement with or plan of the Company or Collect Holdings, Inc. (in the aggregate, the “Total Payments”), if any of the Total Payments will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Code (or any similar tax that may hereafter be imposed), the Company shall pay to the Executive in cash an additional amount (the “Gross-Up Payment”) such that the net amount retained by the Executive after deduction of any Excise Tax upon the Total Payments and any Federal, state and local income tax and Excise Tax upon the Gross-Up Payment provided for by this Section 4(d)(ii) shall be equal to the Total Payments, provided that, the Executive shall waive up to $50,000 of the Total Payments if requested by the Company and such waiver results in the complete avoidance of the Excise Tax and shall work with the Company, in good faith, to minimize the applicability of Section 280G to the Total Payments in a manner that would be financially neutral to the Executive in the Executive’s sole judgment.

For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay Federal income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the effective date of a Company transaction entitling the Executive to payments or benefits subject to the Excise Tax, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes. All determinations required to be made under this Section 4(d)(ii) shall be made by a nationally recognized accounting firm (the “Accounting Firm”) mutually acceptable to the parties, which shall provide detailed supporting calculations both to the Company and the Executive. Any such determination by the Accounting Firm shall be binding upon the Company and the Executive; provided that in the event the Accounting Firm’s determination is challenged by the Internal Revenue Service or any other taxing authority, the Company shall fully indemnify the Executive for all costs and fees incurred in such proceeding or associated with such challenge. If it is determined that the Gross-Up Payment is different than the Gross-Up Payment determined hereunder (the “Adjusted Gross-Up Payment”), the Company shall immediately pay the Executive the excess of the Adjusted Gross-Up Payment over the Gross-Up Payment or the Executive shall promptly and diligently pursue a refund of the excess of the Gross-Up Payment over the Adjusted Gross-Up Payment and immediately upon receipt of any such refund shall pay the amount refunded, including any interest paid thereon, to the Company.

(e)	Entire Compensation. The compensation provided for in this Agreement is in full payment of the services to be rendered by the Executive to the Company hereunder.

5. Insurance. The Company, in its sole discretion and at its own expense, may apply for and procure in its own name and for its own benefit or the benefit of the Executive key man life insurance on the life of the Executive in any amount or amounts considered advisable by the Company, and the Executive shall submit to any medical or other examination and execute and deliver such application or other instrument as may be reasonably necessary to effectuate such insurance. At such time as the Executive’s employment is terminated or if the Executive ceases to be a shareholder in the Company, the Executive shall have the right to purchase from the Company any insurance policies at such policy’s cash surrender value, owned in whole or in part by the Company on the life or health of the Executive.

6. Termination of Employment.

For purposes of this Section 6, capitalized terms not otherwise defined in this Agreement shall have the meaning attributed to them in the Stockholders Agreement by and among the Company, One Equity Partners II, L.P. (“OEP II”), OEP II Partners Co-Invest, L.P. and the Management Investors named therein, dated as of November 15, 2006, as it may be amended from time to time (the “Stockholders Agreement”).

(a) Upon termination of the Executive’s employment by reason of death, Disability, termination by the Company without Cause or termination by the Executive for Good Reason, the Executive or the Executive’s estate, if applicable, shall be entitled to:

•	any accrued but unpaid Base Salary and annual bonus, which will be calculated for purposes of this clause as if the Executive had earned the Target Bonus; and

•

the Company shall continue to pay to the Executive or the Executive’s estate, if applicable, the Executive’s Base Salary and Target Bonus, and will continue to provide all Company health and welfare benefits for the greater of (a) one year, or (b) the remainder of the Initial Term (the “Severance Period”); and

•	a lump sum payment in cash within ten (10) days of the effective date of the Executive’s termination of employment, of any and all unpaid installments of the Transition Bonus; and

•	if the Executive’s employment terminates by reason of the Executive’s death, the benefit payable under the Death Benefit Plan referenced in Section 4(b)(v).

Notwithstanding the foregoing, if the Executive, during any period of Disability, including after termination of this Agreement, receives any periodic payments representing lost compensation under any health and accident policy or under any salary continuation insurance policy, the premiums for which have been paid by the Company, the amount of the Base Salary that the Executive would be entitled to receive from the Company shall be decreased by the amounts of such payments.

(b) Upon termination of the Executive’s employment for Cause or upon termination by the Executive without Good Reason, the Executive or the Executive’s estate, if applicable, shall be entitled to:

•	any accrued but unpaid Base Salary and annual bonus; and

•	a lump sum payment in cash within ten (10) days of the effective date of the Executive’s termination of employment, of any and all unpaid installments of the Transition Bonus.

(c) COBRA. Nothing in this Section 6 alters, eliminates or reduces any requirements of the Company to offer the Employee benefit continuation under COBRA or any other Federal or state law in accordance with any such law.

(d) Certain Definitions:

(i)	“Cause” shall mean the Executive’s:

(1)	conviction of, or guilty plea with respect to, a felony;

(2)	a nolo contendere plea with respect to a felony (other than in respect of a claim or allegation by a governmental regulatory authority);

(3)	willful illegal conduct or gross misconduct that, in the reasonable good faith judgment of the Board, materially interferes with the Executive’s ability to perform his duties for the Company; or

(4)	any willful material breach of any of the covenants in his employment agreement after notice and thirty (30) days from the date the Executive receives such notice, to cure such event or condition to the extent such event or condition is reasonably susceptible to cure.

For purposes of this Section 6(d)(i), no act or failure to act by the Executive shall be considered willful unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that such action or inaction was in the best interests of the

Company. Any act, or failure to act by the Executive, based on authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be in good faith and in the best interests of the Company.

(ii)	“Disability” shall mean the Executive is by reason of a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

(iii)	“Good Reason” shall mean:

(1)	the assignment to the Executive of any duties materially inconsistent, in any respect, with the Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by this Agreement, or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose any action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(2)	a change in the Executive’s principal work location to a location more than 40 miles from Horsham, Pennsylvania, except for required travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations;

(3)	any violation of the terms or conditions of this Agreement, including, without limitation, failure to pay any compensation described in this Agreement when due;

(4)	any material change to the nature of the Company’s business if such change is implemented over the Executive’s objection, which, for purposes hereof, is agreed to be (A) business process outsourcing focused primarily on accounts receivable collections, portfolio purchase and customer relationship management and (B) the purchase and management of overdue accounts receivable (the “Business”); or

(5)	in the event that JPMorgan Chase Bank (either directly or indirectly) requires changes to the Company’s management or strategic plans in order to address concerns or issues that are primarily related to JPMorgan Chase Bank and its affiliates (other than the Company) (including the ownership by JPMorgan Chase Bank and its affiliates (other than the Company) of a company engaged in the Business) as opposed to concerns or issues primarily related to the performance of the Company, and such interference would reasonably be expected to have an adverse effect of a material nature on the value of the Executive’s investment in the Company, or may result in the liquidation or sale of the Company (such Good Reason, “Bank Interference”).

For purposes of this Section 6(d)(iii), the Executive shall give the Company notice of any event or condition he believes constitutes Good Reason and the Company shall have thirty (30) days from the date the Company receives such notice to cure such event or condition to the extent such event or condition is reasonably susceptible to cure.

7. Restrictive Covenants

(a)	Unauthorized Disclosure. The Executive agrees that he shall not, for any reason or purpose whatsoever, during or after the Executive’s employment with the Company, without the prior written consent of the Board or its authorized representative, except to the extent required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, in which event, the Executive shall use his commercially reasonable best efforts to consult with the Board prior to responding to any such order or subpoena, and except as required in the performance of his duties hereunder, disclose any confidential or proprietary trade secrets, customer lists, marketing plans, management organization information (including but not limited to data and other information relating to members of the Board, the Company, the Company’s management or any of their affiliates), operating policies or manuals, business plans, financial records, design or other financial, commercial, business or technical information (i) relating to the Company or any of its affiliates or (ii) that the Company or any of its affiliates may receive belonging to customers or others who do business with the Company or any of its affiliates (collectively, “Confidential Information”) to any third person unless such Confidential Information (A) has been previously disclosed to the public or is in the public domain (in each case, other than by reason of the Executive’s breach of this Section 7(a) or a breach by any other person who is party to an agreement providing for similar protection to Confidential Information (provided that the Executive knows or should know of the existence of such agreement)) or (B) no longer has a significant business purpose for the Company.

(b)	Non-Competition. During the period commencing on the date hereof and ending on the later of the last day of the Severance Period or the twenty-four (24) month anniversary of the termination of the Executive’s employment with the Company for any reason (the “Restriction Period”), the Executive will not directly or indirectly; alone or in conjunction with any Person (as defined below), own, manage, operate or control or participate in the ownership, management, operation or control of, or become associated, as an employee, director, officer, advisor, agent, consultant, principal, partner, member or independent contractor with or lender to, any person, enterprise, firm, partnership, corporation, limited liability entity, cooperative or other entity (each, a “Person”) engaged in or aiding others to conduct business that engages in the business of debt collection or any other substantial line of business that the Company or its affiliates engages in or has, with Executive’s direct participation, developed plans to engage in and which the Company and its subsidiaries actually engages in within the twelve (12) month period following the Executive’s date of termination of employment in any jurisdiction in which the Company or any of its affiliates does business. The ownership of less than 5% of the outstanding voting shares of any publicly held company which otherwise would be prohibited under this paragraph shall not constitute a violation of this paragraph.

(c)	Non-Solicitation of Employees, etc. During the Restriction Period, the Executive shall not, directly or indirectly, for his own account or for the account of any Person in any jurisdiction in which the Company or any of its affiliates has commenced operations at the time of the Executive’s employment:

(i)	solicit for employment, employ, engage or otherwise interfere with the relationship of the Company or any of its affiliates with any natural person throughout the world who, at the time of such activity or at any time in the 12-month period preceding such activity, is or was employed by the Company or any of its affiliates; provided, however, that the foregoing shall not prohibit (i) any such solicitation or employment on behalf of the Company or any of its affiliates during the Executive’s employment with the Company; or (ii) general advertising or employee search activities targeted to a broad pool of potential applicants for a position; or

(ii)

induce any employee of the Company or any of its affiliates to engage in any activity that the Executive is prohibited from engaging in under any of the paragraphs of this Section 7, or to terminate his or her employment with the Company or any of its affiliates; provided, however, that the foregoing shall not prohibit general advertising or employee search activities targeted to a broad pool of potential applicants for a position.

(d)	Non-Interference. During the Restriction Period, the Executive shall not directly or indirectly, take any action which constitutes a material interference with or disruption of any of the business activities of the Company. For purposes of clarification, such action shall mean interference with, solicitation of or attempt to entice away from Company or any of its affiliates any Person who is a significant supplier (including a supplier of services), customer, client, lessor, lessee, licensor, or licensee (each, a “Customer”) of the Company at any time during the Executive’s employment with the Company or its affiliates.

(e)	Return of Documents. In the event of the termination of the Executive’s employment for any reason, (i) the Executive shall deliver to the Company all of (x) the property of each of the Company and its affiliates and (y) the confidential documents and data of any nature and in whatever medium of each of the Company and its affiliates, and he shall not take with him any such property, documents or data or any reproduction thereof, or any documents containing or pertaining to any Confidential Information; and (ii) the Company shall deliver to the Executive all of the property of the Executive (including any personal documents as well as any furnishings and equipment purchased by the Executive).

In the event that any provisions of this paragraph should ever be adjudicated to exceed the time, geographic, service or product limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, service or product limitations permitted to applicable law.

8. Equitable Relief; Survival.

(a)

The Executive acknowledges that the restrictions contained in Section 7 hereof are, in view of the nature of the business of the Company, reasonable and necessary to protect the legitimate interests of the Company, and that any violation of any provisions of Section 7 will result in irreparable injury to the Company. The Executive also acknowledges that the Company shall be entitled to temporary and permanent injunctive relief, without the necessity of proving actual damages, and to an equitable accounting of all earnings, profits and other benefits arising from any such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company is or may be entitled. In the event of any such violation, the Company shall be entitled to commence an action for temporary and permanent injunctive relief and other equitable relief in any court of competent jurisdiction and the Executive further irrevocably submits to the jurisdiction of any Pennsylvania court or Federal court sitting in the Eastern District of Pennsylvania over any suit, action or proceeding arising out of or relating to Section 7 hereof. The Executive hereby waives, to the fullest extent permitted by law, any objection that he may now or hereafter have to such jurisdiction or to the venue of any such suit, action or proceeding brought in such a court and any claim that such suit, action or proceeding has been brought in any inconvenient forum. Effective service of process may be made upon the Executive by mail under the notice provisions contained in Section 11 hereof.

(b)	Survival of Covenants and Obligations. The provisions of Sections 4, 6, 7, 8, 9, 10, 11, 12, 13 and 14 shall survive the termination of this Agreement.

9. Remedies Cumulative; No Waiver. No remedy conferred upon the Company by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by either party to this Agreement in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by each party from time to time and as often as may be deemed expedient or necessary by each party in its sole discretion. Notwithstanding anything to the contrary herein, this Section 9 shall not be construed to extend any applicable statute of limitations.

10. Enforceability. If any provision of this Agreement shall be held invalid or unenforceable, in whole or in part, then such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified or restricted, or as if such provision had not been originally incorporated herein, as the case may be.

11. Notices. All notices, request, demands, claims and other communications hereunder will be in writing. Any notices, requests, demands, claims or communications hereunder shall be deemed fully given if such are sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Company:	NCO Group, Inc.
507 Prudential Road
Horsham, PA 19044
Attn: Joshua Gindin, Esquire
Fax: (215) 441-3931

with copy to:	One Equity Partners II, L.P.
320 Park Avenue
18th Floor
New York, NY 10022
Attn: James Rubin and Daniel Selmonosky
Fax: (212) 277-1533

If to the Executive:

with copy to:	Cleary, Gottlieb, Steen and Hamilton
Attn: Robert J. Raymond
One Liberty Plaza
New York, NY 1006

Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, facsimile, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any party hereto may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonweath of Pennsylvania without regard to the principles of conflicts of law.

13. Indemnification. The Company shall indemnify the Executive and hold him harmless from and against any and all losses, claims, damages and liabilities to which the Company may become subject arising out of the Executive’s employment hereunder to the fullest extent permitted by law and in accordance with the provisions of Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law (Sections 1741 through 1750). The Company shall advance and/or reimburse the Executive upon demand for any reasonable legal or other expenses incurred or reasonably expected to be incurred in connection with investigating or defending any of the foregoing. The Company shall cover the Executive under a policy of Directors and Officers Liability Insurance during the Term and for six (6) years thereafter.

14. Contents of Agreement; Amendment and Assignment. This Agreement sets forth the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes, cancels and replaces all other employment agreements, whether written or unwritten, between the Executive and the Company or any of its affiliates or predecessors. This agreement cannot be changed, modified or terminated except upon written amendment duly executed by the parties hereto. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of the Executive hereunder are of a personal nature and shall not be assignable in whole or in part by the Executive.

IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first above written.

Attest:		NCO GROUP, INC.

	[SEAL]	BY:	/s/ Joshua Gindin

Witness:		The Executive:

/s/ Michael Barrist
Michael Barrist

EXHIBIT “A”

COMPENSATION

A.	Base Salary: The Executive shall be paid a base salary of Seven Hundred and Thirty-Nine Thousand, Two Hundred and Fifty-Three Dollars ($739,253) per year (the “Base Salary”), to be adjusted upward, at a minimum, each year on January 1st in accordance with the Consumer Price Index (“CPI”) in effect for such year, using the same methodology as has been historically used by the Company for similarly situated executives. The Executive’s Base Salary shall be payable in installments, in arrears, in accordance with the Company’s regular payroll practices, but not less often than monthly.

B.	Annual Bonus: In addition to the Base Salary, the Executive shall be entitled to earn an annual bonus in respect of each fiscal year of the Company. The amount of the Executive’s annual bonus payable in respect of a fiscal year will be calculated and paid based on the achievement by the Company of its annual operating plan for the immediately preceding year as presented to the Company’s Board of Directors by the Executive and approved by that Board. The maximum annual bonus payable to the Executive in respect of any fiscal year will equal 100% of his Base Salary in respect of such year (the “Target Bonus”). The annual bonus shall be paid when annual bonuses are paid generally to executives of the Company, but in no event later than two and a half (2.5) months after the end of the applicable fiscal year.

Notwithstanding the foregoing, the Executive’s annual bonus payable with respect to the Company’s fiscal year ending December 31, 2006 shall be determined in accordance with the terms and conditions of the Company’s bonus plan in effect as of the Effective Date.

C.	Transition Bonus. The Executive shall be entitled to receive a $3.4 million cash bonus payment for certain transition services to be performed by the Executive during the first year of employment (the “Transition Bonus”). The Transition Bonus will be paid in four equal installments of $850,000 on each of January 31, 2007, April 30, 2007, July 31, 2007 and October 31, 2007.